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                            April 5, 2021

       Daniel Okelo
       Chief Executive Officer
       Limitless Projects Inc.
       2261 Rosanna Street
       Las Vegas, Nevada 89117

                                                        Re: Limitless Projects
Inc.
                                                            Amended
Registration Statement on Form S-1
                                                            Filed March 8, 2021
                                                            File No. 333-252795

       Dear Mr. Okelo:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 4, 2021 letter.

       Amendment No. 1 to Registration Statement on Form S-1 filed March 8,
2021

       WarpSpeedTaxi Application, page 14

   1. We note your response to comment 5. Your disclosure that the purchaser of the
                                                        WarpSpeed application
will own 100% of the interest in the application with a "lone exception" should be
revised for clarity. Please state, if true, that Warpspeed does not own 100% of the
application. Also, please explain the nature of the "operational data and databases" that will be
jointly owned. In doing so, please clarify what information and technologies are
covered by this phrase. In addition, please provide your analysis as to why you believe the
non-compete provision in the Asset Purchase Agreement would "not prevent [you] from
developing similar technologies for other third-party customers," as you state in your
response. We note that the question of whether similar technologies you
 Daniel Okelo
Limitless Projects Inc.
April 5, 2021
Page 2
       develop for new customers might infringe on the property rights of the WarpSpeed application purchaser is separate from whether development of those technologies would violate the non-compete provision.
Plan of Operations, page 17

2. We note that the president of Warpspeed is an experienced software developer and resident of India and appears to be responsible for the oversight of the development of the application in India. Please revise your disclosure to clarify the nature and extent of your relationship with Warpspeed, including how the relationship began and the negotiations related to the sale of the application, as well as the role of your company, if any, in the development of this application. In doing so, please tell us whether the companies are affiliated and provide us with your legal analysis in support of your position. Please refer to the definition of "affiliate" in Securities Act Rule 405. Further, to the extent that the companies are partners or joint-venturers, please explain to us the basis of the relationship and disclose the material terms in the prospectus.
Consolidated Financial Statements
3. Summary of Significant Accounting Policies
Revenue Recognition, page F-8

3. We read your response to comment 9. Please revise your financial statements to comply with ASC 606. Refer to the effectiveness guidance in ASC 606-10-65-1(b). Please also provide us with your analysis of the five-step revenue recognition model found in ASC
       606 and explain why it is appropriate to recognize revenue in full for the WarpSpeedTaxi computer application.
       You may contact Scott Stringer at (202) 551-3272 or Rufus Decker at
(202) 551-3769 if
you have questions regarding comments on the financial statements and related matters. Please contact Daniel Morris at (202) 551-3314 or Dietrich King at (202) 551-8071 with any other questions.



                                                             Sincerely,
FirstName LastNameDaniel Okelo
                                                             Division of
Corporation Finance
Comapany NameLimitless Projects Inc.
                                                             Office of Trade &
Services
April 5, 2021 Page 2
cc:       Greg Yanke
FirstName LastName